ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal announces the commencement of a new share buyback program of 85 million shares for 2023-2025

5 May 2023, 12:00 CET

Following publication of the first quarter 2023 results press release dated 4 May 2023 (the ‘ER Press Release’)¹, ArcelorMittal (the ‘Company’) announces the commencement of a new buyback program of up to 85 million shares (the ‘Program’) under the authorization given by the annual general meeting of shareholders of 2 May 2023, to be completed by May 2025. The actual amount of shares that will be repurchased pursuant to this new Program will depend on the level of post-dividend Free Cash Flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual FCF), the continued authorization by shareholders, and market conditions.

The shares acquired under the Program are intended:

•	Primarily to reduce ArcelorMittal’s share capital;
•	To meet ArcelorMittal’s obligations arising from employee share programs; and/or
•	To meet ArcelorMittal’s obligations exchangeable into equity securities.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

¹ https://corporate.arcelormittal.com/media/press-releases/arcelormittal-reports-first-quarter-2023-results

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

Page 2 of 2